

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 26, 2009

By U.S. Mail and Facsimile to: (866) 720-7307; (212) 225-3999

Julie A. Bell Lindsay
Citigroup Inc.
1101 Pennsylvania Ave NW
Suite 1000
Washington, DC 20004

> **Re:** **Citigroup Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4 and**
> **Documents Incorporated By Reference**
> **(Filed May 13, 2009, File No. 333-158100)**
> **Amendment No. 1 to Preliminary Preferred Stock Proxy Statement**
> **(Filed May 13, 2009, File No. 001-09924)**
> **Amendment No. 1 to Preliminary Common Stock Proxy Statement**
> **(Filed May 13, 2009, File No. 001-09924)**

Dear Ms. Lindsay:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-4

General

1.   We note your response to comment 5 in our letter dated April 3, 2009. We also note that you continue to qualify information disclosed on pages 74 through 78 by

reference to information outside of the prospectus that has not been filed as an exhibit to the registration statement. Please refer to Securities Act Rule 411 and revise accordingly.

2.   We note your response to comment 6 in our letter dated April 3, 2009. The consents and voting instructions that you require of tendering holders represent a significant portion of the consideration required to participate in the exchange. The information required by Section 14(a) of the Exchange Act with respect to each of the applicable proposals appears to be a necessary and material part of the security holders' decision to tender their shares. Please revise to include all such information in the prospectus.

3.   We note your response to comment 8 in our letter dated April 3, 2009. Please file executed legality and tax opinions and forms of the letters of transmittal and voting trust agreement prior to requesting effectiveness of the registration statement.

4.   We note the use of tabular disclosure in the prospectus and each of the preliminary proxy statements. Please revise, by footnote, cross-reference or otherwise, to provide a more detailed discussion of the assumptions and formulas underlying the calculations in the tables. To the extent helpful to understanding the operation of a particular table, please include example calculations.

5.   Please revise the Cover Page and Summary so that you clearly communicate to the preferred shareholders that the result of the transactions will significantly change their rights and likely the value of their investment. In particular, please highlight that a failure to act on the exchange would likely result in either the failure of the transaction, or a situation where the preferred holder owns a security which will not pay dividends and has lost its preferential treatment on distributions in most situations.

6.   We note your use of the measures TCE and Tier 1 Common including your disclosure on pages 8 and 39 of your Form S-4, as well as in various other locations in this filing and in your proxy statements. Similarly, we note your use of these measures in certain of your Forms 8-K filed with the Commission. These measures are considered non-GAAP measures. Therefore, please revise to provide the disclosures required by Item 10(e) of Regulation S-K for each measure as applicable.

7.   To the extent any of the comments on the registration statement on Form S-4 are applicable to either of the preliminary proxy statements, please revise those documents accordingly.

Selected Financial Data, page 21

8.   Please tell us why you believe it is not necessary to update your selected financial data for the period ended March 31, 2009. Alternatively, please revise to update this presentation to include disclosure of the most recently reported period. Refer to Item 301 of Regulation S-K.

Unaudited Pro Forma Financial Information, page 23

9.   Please revise to expand your disclosures beginning on page 23, both in your footnotes and table headings, to better describe in plain English the transactions taking place. For example, please revise the second to last column on page 25, currently labeled "Exchange of Trust Preferred Securities for Common Stock," to clarify here as well as in footnote 1 to the table that these amounts relate to the public preferred stock. Similar presentations would appear to be appropriate for other headings and footnotes.

10.   Please revise footnotes 10 and 13 to the table to disclose your significant assumptions used to determine the fair value of the 8% trust preferred securities.

Pro Forma Earnings Implications, page 29

11.   In the Low Participation Scenario, you will continue to have preferred shares outstanding but have not shown payment of any preferred dividends due to the suspension of dividends on this stock. Please revise your pro forma financial information to address the following:

        a. Under your current agreements, dividends on common stock cannot be declared and/or paid before full dividends have been declared and/or paid on your preferred stock. Please revise to disclose that under the Low Participation Scenario, you have not reflected the payment of preferred dividends because your presentation assumes that the Dividend Blocker agreement will pass.

        b. If the Dividend Blocker Agreement does not pass, you would be required to pay dividends on preferred stock prior to declaring and/or paying dividends on your common stock. Given your disclosure on page 14 of the proxy statement filed May 13, 2009 that the board believes that reinstating the common dividend is an important corporate objective as it will make your common stock more attractive to a number of institutional investors, some of which are prohibited from investing in stock that does not pay a dividend, please revise, either in footnote 4 to the table or elsewhere in the table as deemed appropriate, to disclose the pro forma impact of "preferred dividends paid to holders of preferred stock" if the

Dividend Blocker Agreement is not approved and the Board elects to declare dividends on the common stock.

12.   Please revise this table to include a presentation of your historical financial information, specifically, historical earnings per share and historical dividends paid on preferred stock. Additionally, we note your response to our prior comment 24. We believe that incorporating a footnote disclosure of the full year financial impact of the payment of dividends on the government preferred into the Pro Forma Earnings Implications table on page 29 would promote better transparency and comparability for the reader, and would also render your presentation on page 30 unnecessary. Therefore, please revise your Pro Forma Earnings Implications table and related footnotes on page 29 to incorporate the information presented in the Annualized Earnings Implications table.

Risk Factors, page 31

The Exchange Offers and the USG/Private Holders Transactions will result…, page 31

13.   Please revise this risk factor, or add a separate risk factor, to discuss the significant amount of short positions in Citigroup's stock and the potential impact of those positions on the stock price following the completions of the exchanges and the substantial increase in Citigroup's common stock.

Terms of the Public Preferred Depositary Exchange Offers, page 45

14.   We note your response to comments 29 and 30 in our letter dated April 3, 2009. Please revise the "Questions and Answers About the Exchange Offers" section to address the fact that the company is not making a recommendation as to whether holders should exchange their shares of Subject Securities in the Exchange Offers and that the company has not retained, and does not intend to retain, a third person to negotiate on behalf of the holders, or to render an opinion as to the fairness of the consideration being offered to holders in the Exchange Offers.

Terms of the Trust Preferred Exchange Offer, page 46

15.   We note your response to comment 31 in our letter dated April 3, 2009. Please explain how the offer to exchange Trust Preferred Securities with an aggregate liquidation amount equal to $20.5 billion, less the aggregate liquidation preference of all Public Preferred Depository Shares accepted for exchange, could result in the number of shares of Common Stock issued in the Exchange Offers exceeding the Aggregate Share Cap. We note that the Aggregate Share Cap represents the maximum number of shares of Common Stock that could theoretically be delivered in connection with the Exchange Offers.

Exhibit 8.1

16.   We note that counsel to the company assumes the correctness of certain other opinions of counsel with respect to the classification of certain entities and debt securities for federal income tax purposes. To the extent that counsel must rely upon other legal opinions in issuing the opinion in this matter, please revise the opinion to clarify this point and include those opinions as exhibits in this registration statement, along with the consent of Skadden, Arps, Slate, Meagher & Flom LLP.

Exhibit 99.2

17.   Please delete the language requiring the holder to acknowledge or certify that it has "read" the Voting Trust Agreement on page 5 and that it "understands" the terms in the last paragraph on page 6. Please also revise Exhibit 99.3 accordingly.

Form 10-K for the Fiscal Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 11. Income Taxes, page 152

18.   Please refer to our prior comment 2 in our letter dated May 8, 2009. As noted in our prior comment, the staff is continuing to focus on your "stress" scenario as opposed to your regular projections. Please address the following:

    a.   In light of the higher annualized level of Q1 2009 actual marks (and not disclosed marks), as compared to the level of 2009 forecasted marks, please tell us whether you have revised your 2009 or future projections.

    b.   Please tell us whether you have revised any of your assumptions in the stress scenario as a result of the finalization of the new credit card rules. Additionally, it was unclear from your response why you assumed one year of annual run rate impact in reaching your conclusion that you would still be able to realize the full amount of deferred tax assets, as opposed to multiple years that would appear to be impacted if you were not able to offset the reduced revenues.

19.   Please refer to our prior comment 3 in our letter dated May 8, 2009. While the staff understands that any ODLs incurred prior to 2007 would not be eligible to be recharacterized under the American Jobs Creation Act in 2004, in order to provide further evidence about your expectations about the timing of the recharacterization of the ODLs as foreign source income, please provide the following information:

      a.   Tell us whether you had any ODLs prior to 2007, the most recent period in which you had U.S. income and how frequently this occurred in the past few years.

      b.   Given the significant time period before you expect to be able to recharacterize any of these ODLs, and the relatively short period before you fully recharacterize all of your significant ODLs, particularly given the limitations of the Act on the amounts that can be utilized each year, please discuss the steps you plan to take to achieve the recharacterization of ODLs in the timeline indicated in your letter. Please ensure your response indicates any key strategies you plan to take to achieve your expectations, including shifting operations or activities from different countries and indicate how you developed the plans given the significant forward looking nature of your expectations.

      c.   Finally, please ensure your response indicates whether there are any timing restrictions on the recharacterization of ODLs in the American Jobs Creation Act of 2004.

Note 23. Securitizations and Variable Interest Entities, page 175

20.   We note your responses to prior comments 5, 6, 7 and 8 in our letter dated May 8, 2009. We continue to evaluate your responses, and will address your responses in a supplemental comment letter.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Notes to Consolidated Financial Statements

Note 13. Preferred Stock, page 96

21.   Please tell us and revise your future filings to more clearly disclose the nature of the reset provisions in the preferred stock agreement that led to the reset of the convertible preferred stock conversion price. Specifically discuss the extent to which additional resets could occur in the future, and describe the conditions under which such resets could occur.

Note 16. Derivatives Activities, page 115

22.   Please tell us the extent to which your first quarter results were impacted by the early settlement of derivative contracts where the counterparty was AIG. If your results were impacted by such activities, please tell us and revise your future filings to discuss the circumstances surrounding the settlements, quantify the

        notional amount of the contracts involved, the amount of the gain or loss upon early settlement, and identify the line item in which such amounts are presented.

<u>Exhibit 10.13</u>

23.   Please confirm that the company has filed Exhibit 10.13 in its entirety. We note, in particular, the reference on page 7 to a Preliminary Compensation Statement Attachment that is not included as part of the exhibit.

<u>Amendment No. 1 to Preliminary Preferred Stock Proxy Statement</u>

<u>Information on Voting Securities, page 8</u>

24.   We note that two-thirds of each series of the USG Preferred Stock are required to approve the amendments described in the third bullet of the Dividend Blocker Amendment. Please tell us if just the portion of the Dividend Blocker Amendment in the third bullet or the entire Dividend Blocker Amendment will fail if the two-thirds threshold is not achieved with respect to each series of USG Preferred Stock. Please also tell us, with a view towards revised disclosure, if the USG has indicated how it intends to vote on the proposals in the Preferred Stock Proxy Statement.

<u>Amendment No. 1 to Preliminary Common Stock Proxy Statement</u>

<u>Questions and Answers About the Proxy Solicitation Materials…, page 1</u>

<u>Q: Who is soliciting my Proxy Instructions or proxy?, page 1</u>

25.   We note your response to comment 74 in our letter dated April 3, 2009. Please revise the Common Stock Proxy Statement to highlight the fact that at the time they make their investment decision, the holders of Public Preferred Depositary Shares and Trust Preferred Securities will not know the results of the Exchange Offers or the actual number of shares of common stock necessary to convert all of the outstanding Interim Securities into shares of common stock.

<u>Closing Comments</u>

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Brittany Ebbertt at (202) 551-3572, Rebekah Moore at (202) 551-3303 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469, Christian Windsor, Special Counsel, at (202) 551-3419 or me at (202) 551-3491 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: Alan L. Beller, Esq.
       David Lopez, Esq.
       Jeffrey D. Karpf, Esq.
       Matthew P. Salerno, Esq.
       Cleary Gottlieb Steen & Hamilton LLP
       (By facsimile)